No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On July 27, 2005, Honda Motor Co., Ltd. announced that, as stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Fund, the “Fund”), of which the Company is a member, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. Previously on April 1, 2004, the Fund received approval of exemption from the obligation for benefits related to future employee services with respect to the Fund.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Executive Vice President and
Representative Director

Date: August 1, 2005

July 27, 2005

Notice Regarding the Transfer of a Portion of Employees’ Pension Fund Benefit Obligation

Tokyo, July 27, 2005— Honda Motor Co., Ltd. today announced that, as stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (Confederated Welfare Pension Fund, the “Fund”), of which the Company is a member, has obtained an approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005. Previously on April 1, 2004, the Fund received an approval of exemption from the obligation for benefits related to future employee services with respect to the Fund.

Accordingly, the “Honda Employees’ Pension Fund” was newly changed to the “Honda Corporate Pension Fund”.

Also, the Company assessed pension costs, pension liabilities and related gains or losses based on “Implementation guidance on accounting standards for post-employment benefits” issued by Japanese Institute of Certified Public Accountant”. The Company will recognize a JPY 91.5 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government as an “extraordinary gain” in the unconsolidated financial statements for the fiscal year ending March 31, 2006 in accordance with the Japanese accounting standards. This gain on the transfer of the benefit obligation is reflected in the forecast for the unconsolidated financial position and results of operation for the year ending March 31, 2006, which was released today.

The Company’s consolidated financial statements for the year ending March 31, 2006 will not include the gain on the transfer of the benefit obligation in accordance with the Emerging Issue Task Force’s consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (EITF03-2). According to the EITF 03-2, the difference between the fair value of the obligation and the assets to be transferred to the Japanese government, which should be disclosed as a subsidy, will be determined upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets.

The date of transfer and the effect of adopting EITF 03-2 have not been determined. Accordingly, the effect is not reflected in the forecasts for the consolidated financial position and results of operation for the year ending March 31, 2006.